Exhibit 99.10

Standard & Poor’s downgrade

Cable & Wireless has noted the decision of Standard & Poor’s, announced today (23 January 2003), to downgrade the long term corporate credit rating of the Company from BBB+ to BB, its senior unsecured debt rating from BBB+ to B+ and its short term corporate credit rating from A-2 to B, all with negative outlook.

David Prince, Group Finance Director said: “This completes the ratings process which was initiated with Moody’s, Standard & Poor’s and Fitch following the announcement of our interim results on 13 November 2002.

“Given the Moody’s downgrade on 6 December a revised rating from Standard & Poor’s was expected. This downgrade does not affect our obligation to Deutsche Telekom to put £1.5bn into escrow or provide a bank guarantee, which we have previously announced.”

Contacts:
Investor Relations
Samantha Ashworth +44 (0)7957 804618
Caroline Stewart +44(0) 207 315 6225
Virginia Porter (US) +1 646 735 4211

Media:
Susan Cottam +44 (0) 207 315 4410
Peter Eustace +44(0) 207 315 4495